Cambridge Bancorp

1336 Massachusetts Avenue

Cambridge, MA 02138

October 24, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cambridge Bancorp

Registration Statement on Form S-3

Filed October 18, 2022

File No. 333-267930

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cambridge Bancorp hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on October 26, 2022, or as soon thereafter as possible.

Please feel free to direct any questions or comments concerning this request to Leslie B. Reese, III of Hogan Lovells US LLP at (202) 637-5542, and once the Registration Statement has been declared effective, please notify Mr. Reese by calling him at the same phone number.

Very truly yours,

Cambridge Bancorp

/s/ Michael F. Carotenuto
By:	Michael F. Carotenuto
Title:	Executive Vice President, Chief Financial Officer